UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Central Pacific Financial Corp.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
154760409
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington D.C. 20004-2505
(202) 729-5626
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	154760409

1	NAME OF REPORTING PERSON DBD Cayman Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,463,095

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,463,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,463,095

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.87%[1]

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)
1 This calculation is based on 39,647,288 shares of common stock of Central Pacific Financial Corp. outstanding as of the closing of business on February 18, 2011, which includes the 1,527,000 shares of common stock outstanding as of February 3, 2011 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 38,120,288 shares of common stock of Central Pacific Financial Corp. that were issued in its capital raise as reporte d in its Current Report on Form 8-K that was filed on February 18, 2011.

CUSIP No.	154760102

1	NAME OF REPORTING PERSON DBD Cayman, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,463,095

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,463,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,463,095

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.87%%[1]

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)
1 This calculation is based on 39,647,288 shares of common stock of Central Pacific Financial Corp. outstanding as of the closing of business on February 18, 2011, which includes the 1,527,000 shares of common stock outstanding as of February 3, 2011 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 38,120,288 shares of common stock of Central Pacific Financial Corp. that were issued in its capital raise as reporte d in its Current Report on Form 8-K that was filed on February 18, 2011.

1	NAME OF REPORTING PERSON TCG Holdings Cayman II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,463,095

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,463,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,463,095

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.87%[1]

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
1 This calculation is based on 39,647,288 shares of common stock of Central Pacific Financial Corp. outstanding as of the closing of business on February 18, 2011, which includes the 1,527,000 shares of common stock outstanding as of February 3, 2011 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 38,120,288 shares of common stock of Central Pacific Financial Corp. that were issued in its capital raise as reporte d in its Current Report on Form 8-K that was filed on February 18, 2011.

1	NAME OF REPORTING PERSON TC Group Cayman Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,463,095

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,463,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,463,095

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.87%[1]

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
1 This calculation is based on 39,647,288 shares of common stock of Central Pacific Financial Corp. outstanding as of the closing of business on February 18, 2011, which includes the 1,527,000 shares of common stock outstanding as of February 3, 2011 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 38,120,288 shares of common stock of Central Pacific Financial Corp. that were issued in its capital raise as reporte d in its Current Report on Form 8-K that was filed on February 18, 2011.

1	NAME OF REPORTING PERSON Carlyle Financial Services, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,463,095

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,463,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,463,095

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.87%[1]

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)
1 This calculation is based on 39,647,288 shares of common stock of Central Pacific Financial Corp. outstanding as of the closing of business on February 18, 2011, which includes the 1,527,000 shares of common stock outstanding as of February 3, 2011 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 38,120,288 shares of common stock of Central Pacific Financial Corp. that were issued in its capital raise as reporte d in its Current Report on Form 8-K that was filed on February 18, 2011

CUSIP No.	154760409

1	NAME OF REPORTING PERSON TCG Financial Services, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,463,095

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,463,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,463,095

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.87%1

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
1 This calculation is based on 39,647,288 shares of common stock of Central Pacific Financial Corp. outstanding as of the closing of business on February 18, 2011, which includes the 1,527,000 shares of common stock outstanding as of February 3, 2011 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 38,120,288 shares of common stock of Central Pacific Financial Corp. that were issued in its capital raise as reporte d in its Current Report on Form 8-K that was filed on February 18, 2011.

CUSIP No.	154760409

1	NAME OF REPORTING PERSON Carlyle Financial Services Harbor, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,463,095

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,463,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,463,095

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.87%1

14	TYPE OF REPORTING PERSON

	PN
1 This calculation is based on 39,647,288 shares of common stock of Central Pacific Financial Corp. outstanding as of the closing of business on February 18, 2011, which includes the 1,527,000 shares of common stock outstanding as of February 3, 2011 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 38,120,288 shares of common stock of Central Pacific Financial Corp. that were issued in its capital raise as reported in its Current Report on Form 8-K that was filed on February 18, 2011.

Item 1. Security and the Issuer
     This Schedule 13D relates to shares of common stock, no par value per share (the “Common Stock”), of Central Pacific Financial Corp., a Hawaii corporation (the “Issuer”). The principal executive office of the Issuer is located at 220 South King Street, Honolulu, Hawaii 96813.
Item 2. Identity and Background
     (a) — (f)
     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) DBD Cayman Holdings, Ltd., a Cayman Islands exempted company, (2) DBD Cayman, Ltd., a Cayman Islands exempted company, (3) TCG Holdings Cayman II, L.P., a Cayman Islands exempted limited partnership, (4) TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempted limited partnership, (5) Carlyle Financial Services, Ltd., a Cayman Islands exempted company, (6) TCG Financial Services, L.P., a Cayman Islands exempted limited partnership, and (7) Carlyle Financial Services Harbor, L.P., a Delaware limited partnership. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.
     DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. The shares of Common Stock reported in this Schedule 13D are held directly by Carlyle Financial Services Harbor, L.P.
     William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the ordinary members as well as the directors of DBD Cayman Holdings, Ltd. The ordinary members control DBD Cayman Holdings, Ltd. based on a majority vote. Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock held by Carlyle Financial Services Harbor, L.P. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Jeffrey W. Ferguson are the executive officers of DBD Cayman Holdngs, Ltd. Each of these executive officers is a citizen of the United States.
     William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the directors of DBD Cayman, Ltd. Each of these directors is a citizen of the United States. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Walkers SPV Limited are the executive officers of DBD Cayman, Ltd. Each of these executive officers is a citizen of the United States, except that Walkers SPV Limited is a Cayman Islands exempted company.
     William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn Youngkin are the directors of Carlyle Financial Services, Ltd. Each of these directors is a citizen of the United States. The executive officers of Carlyle Financial Services, Ltd. are Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles and John C. Redett. Each of these executive officers is a citizen of the United States.
     William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Glenn Youngkin, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles, John C. Redett and Walkers SPV Limited are collectively referred to as the “Related Persons”.
     The business address of each of the Reporting Persons and the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, except that the business address of Walkers SPV Limited is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.
     The Reporting Persons are principally engaged in the business of investments in securities.

     To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to the Investment Agreement, dated as of November 4, 2010, by and between the Issuer and Carlyle Financial Services Harbor, L.P. (“Carlyle”), as amended by Amendment No. 1, dated as of December 20, 2010, and by Amendment No. 2, dated as of February 10, 2011 (the “Amendments”) (as amended by the Amendments, the “Investment Agreement”), on February 18, 2011, Carlyle acquired, for an aggregate purchase price of $94,630,950 (the “Purchase Price”), 9,463,095 shares of Common Stock. The Purchase Price was funded by capital contributions by the partners of Carlyle.
     The foregoing description of the Investment Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Investment Agreement and the Amendments, which are included as Exhibits 99.3, 99.4 and 99.5 hereto and are each incorporated by reference to this Item 3.
Item 4. Purpose of Transaction
     The information set forth in Items 3 and 6 is incorporated herein by reference.
     Carlyle acquired the Common Stock described in Item 3 (the “Investment”) for investment purposes. The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.
     Subject to the limitations imposed by the Investment Agreement and applicable federal and state securities laws, the Reporting Persons may seek to dispose of the Common Stock (including, without limitation, distributing some or all of the Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations. To the extent permitted by the Investment Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.
     To the extent permitted under the Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.
     The foregoing description of the Investment Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Investment Agreement and the Amendments, which are included as Exhibits 99.3, 99.4 and 99.5 hereto and are each incorporated by reference to this Item 4.
     Other than as described in this Item 4, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.
     (a) and (b)

			Sole Power	Shared Power	Sole Power to	Shared Power to
	Amount		to Vote or	to Vote or	Dispose or to	Dispose or to
	Beneficially	Percent of	Direct the	Direct the	Direct the	Direct the
Reporting Person	Owned	Class	Vote	Vote	Disposition	Disposition
DBD Cayman Holdings, Ltd.	9,463,095	23.87%	0	9,463,095	0	9,463,095
DBD Cayman, Ltd.	9,463,095	23.87%	0	9,463,095	0	9,463,095
TCG Holdings Cayman II, L.P.	9,463,095	23.87%	0	9,463,095	0	9,463,095
TC Group Cayman Investment Holdings, L.P.	9,463,095	23.87%	0	9,463,095	0	9,463,095
Carlyle Financial Services, Ltd.	9,463,095	23.87%	0	9,463,095	0	9,463,095
TCG Financial Services, L.P.	9,463,095	23.87%	0	9,463,095	0	9,463,095
Carlyle Financial Services Harbor, L.P.	9,463,095	23.87%	0	9,463,095	0	9,463,095
     The percentage calculations are based on 39,647,288 shares of Common Stock outstanding as of the closing of business on February 18, 2011, which includes the 1,527,000 shares of common stock outstanding as of February 3, 2011 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 38,120,288 shares of Common Stock that were issued in the Issuer’s capital raise as reported in its Current Report on Form 8-K that was filed on February 18, 2011.
     DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. The shares of Common Stock reported in this Schedule 13D are held directly by Carlyle Financial Services Harbor, L.P.
     DBD Cayman Holdings, Ltd. is controlled by its three-person board of directors, and all action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.

     (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.
     (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.
Investment Agreement
     The Investment Agreement includes, among other provisions, the following terms:
     Representations and Warranties. Customary representations and warranties were made by the Issuer to Carlyle relating to the Issuer, its business and the issuance of the Common Stock. The Issuer and Carlyle each agreed to indemnify the other party for breaches of its respective representations and warranties, subject to certain limitations.
     Board Representation. Carlyle shall be able to designate an individual to serve as Carlyle’s representative on the board of directors of the Issuer (the “Board of Directors”) as well as on the board of directors of Central Pacific Bank (the “Bank Board”). In connection therewith, James F. Burr has been appointed as Carlyle’s representative to the Board of Directors and, following the receipt of all required regulatory approvals, it is anticipated that Mr. Burr will be appointed as Carlyle’s representative to the Bank Board. Carlyle will be entitled to maintain a representative on the Board of Directors and the Bank Board for so long as Carlyle and its affiliates own in the aggregate 10% or more of the outstanding shares of Common Stock (subject to certain adjustments) (the “Ownership Threshold”). The Board of Directors and the Bank Board shall cause the Carlyle representative to be appointed to the committees of the Board of Directors and the Bank Board, as applicable, identified by Carlyle so long as such representative qualifies to serve on such committees. In connection therewith, following the receipt of all required regulatory approvals and the satisfaction of all other legal and governance requirements, Carlyle’s representative will be appointed to mutually agreed-upon committees of both the Board of Directors and the Bank Board. Subject to the Ownership Threshold, Carlyle shall also be entitled to designate one nonvoting board observer to attend all meetings of the Board of Directors and the Bank Board and all meetings of the committees of the Board of Directors and the Bank Board of which the Carlyle representative is a member.
     Avoidance of Control. Neither the Issuer nor any of its subsidiaries shall take any action that would cause Carlyle’s or any other person’s ownership of shares of Common Stock (together with the ownership of any shares of Common Stock by Carlyle’s or other person’s affiliates (as such term is used under the BHC Act the Bank Holding Company Ac the Bank Holding Company Act of 1956, as amended (the “BHC Act”)) to increase above 24.9%, without the prior written consent of Carlyle, or to increase to an amount that would constitute “control” under the BHC Act, or otherwise cause Carlyle to “control” the Issuer under and for purposes of the BHC Act. Neither Carlyle nor any other person (together with Carlyle or its affiliates (as such term is used under the BHC Act)) shall have the ability to exercise any voting rights of any securities in excess of 4.9% of the total outstanding shares of Common Stock. In addition, Carlyle shall not take, permit or allow any action that would cause any of the Issuer’s subsidiaries to become a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. §1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect to any institution that is not a direct or indirect subsidiary of the Issuer.
     Transfer Restrictions. Subject to certain specified exceptions, prior to the Lockup Termination Date, Carlyle will not transfer, sell, assign or otherwise dispose of (“Transfer”) any shares of Common Stock. On or after the Lockup Termination Date, Carlyle may Transfer shares of Common Stock (1) only in a privately negotiated transaction to any person or group of persons except to the extent that such Transfer would result in such person or group of persons exceeding the ownership limitations set forth under “Avoidance of Control” above or (2) into the public market (in a registered public offering, pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise, including through any broker, dealer or underwriter, acting in a capacity as such, that purchases shares of Common Stock for distribution); provided that Carlyle does not knowingly (without, however, imposing a duty of inquiry on Carlyle) effect any public market sale or transfer that would cause any of the Issuer’s subsidiaries to become a “commonly controlled insured depository institution” as set forth under “Avoidance of Control” above. As used in the Investment Agreement, the term “Lockup Termination Date” means the earlier of: (1) February 18, 2012, (2) the date on which Carlyle owns in aggregate with its affiliates less than 5% of the outstanding shares of Common Stock (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Issuer’s capitalization), (3) the date on which any person commences a bona fide public tender or exchange offer which, if consummated, would result in a Change in Control (as defined in the Investment Agreement), (4) the public announcement (including a public filing) by the Issuer that it is “for sale” in a transaction that would result in a Change in Control and (5) the execution by Issuer of a definitive agreement which, if consummated, would result in a Change in Control.
     Registration Rights. The Issuer has granted Carlyle customary registration rights, including “shelf” registration rights, demand registration rights and “piggy-back” registration rights with respect to the Common Stock acquired by Carlyle in connection with the Investment Agreement. Pursuant to such registration rights, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Common Stock (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Common Stock) as promptly as practicable after (and in any event no more than thirty (30) days after) the Lockup Termination Date.
     Preemptive Rights. Subject to the Ownership Threshold, if the Issuer at any time makes any public or non-public offering or sale of any equity (including Common Stock, preferred stock and restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”) (other than the issuance and sale of securities (1) in connection with the Rights Offering (as defined below under “Rights Offering”), (2) upon conversion of convertible securities issued in compliance with the preemptive rights requirements set forth in the Investment Agreement, (3) to employees, officers, directors or consultants of the Issuer pursuant to employee benefit plans or compensatory arrangements approved by the Board of Directors (including upon the exercise of employee stock options granted pursuant to any such plans or arrangements), (4) pursuant to any rights plan or (5) as consideration in connection with any bona fide, arm’s-length, direct or indirect merger, acquisition or similar transaction or joint venture, strategic alliance, license agreement or other similar commercial transactions), Carlyle shall first be afforded the opportunity to acquire from the Issuer for the same price (net of any underwriting discounts or sales commissions) and on the same terms (except that, to the extent permitted by law and the articles of incorporation and bylaws of the Issuer, Carlyle may elect to receive such securities in nonvoting form, convertible into shares of voting securities in a widely dispersed offering) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable Carlyle to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities. Notwithstanding the foregoing, in no event shall Carlyle have the right to purchase New Securities to the extent that such purchase would result in Carlyle exceeding the ownership limitations set forth under “Avoidance of Control” above.
     Rights Offering. As promptly as practicable following February 18, 2011, the Issuer will commence a rights offering (the “Rights Offering”) providing common stockholders of record as of the close of business on February 17, 2011 with transferable rights (the “Rights”) to purchase from the Issuer shares of Common Stock at a per share price of $10.00. Each Right shall entitle the holder thereof to purchase a specified number of shares of Common Stock, provided that (1) no such holder shall thereby exceed, together with any other person with whom such holder may be aggregated under applicable law, 4.99% beneficial ownership of the Issuer’s equity securities and (2) the aggregate purchase price of all shares of Common Stock purchased in the Rights Offering shall not exceed $20,000,000. In the event the Rights Offering is over-subscribed, subscriptions by holders of Rights shall be reduced proportionally based on the number of shares of Common Stock such holders elect to purchase pursuant to their over-subscription privilege.

     The foregoing description of the Investment Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Investment Agreement and the Amendments, which are included as Exhibits 99.3, 99.4 and 99.5 hereto and are each incorporated by reference to this Item 6.
Passivity Commitments
     In connection with the Investment Agreement, Carlyle made certain commitments to the Board of Governors of the Federal Reserve System to ensure that neither Carlyle nor any of its affiliates will, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries for purposes of the BHC Act.
Item 7. Materials to be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement, dated February 28, 2011, by and among DBD Cayman Holdings, Ltd., DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P.

Exhibit 99.2:	Power of Attorney.

Exhibit 99.3:	Investment Agreement, dated as of November 4, 2010, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 5, 2010 and incorporated herein by reference).

Exhibit 99.4:	Amendment No. 1, dated as of December 20, 2010, to the Investment Agreement, dated as of November 4, 2010, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 21, 2010 and incorporated herein by reference).

Exhibit 99.5:	Amendment No. 2, dated as of February 10, 2011, to the Investment Agreement, dated as of November 4, 2010, as amended by Amendment No. 1, dated as of December 20, 2010, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 11, 2011 and incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2011

DBD CAYMAN HOLDINGS, LTD.
By:	/s/ Ann Siebecker as Attorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Director

DBD CAYMAN, LTD.
By:	DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Ann Siebecker as Attorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Director

TCG HOLDINGS CAYMAN II, L.P.
By:	DBD CAYMAN, LTD., its general partner

By:	DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Ann Siebecker as Attorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	TCG HOLDINGS CAYMAN II, L.P., its general partner

By:	DBD CAYMAN, LTD., its general partner

By:	DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Ann Siebecker as Attorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Director

CARLYLE FINANCIAL SERVICES, LTD.
By:	/s/ Ann Siebecker as Attorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Director

TCG FINANCIAL SERVICES, L.P.
By:	CARLYLE FINANCIAL SERVICES, LTD., its general partner

By:	/s/ Ann Siebecker as Attorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By:	TCG FINANCIAL SERVICES, L.P., its general partner

By:	CARLYLE FINANCIAL SERVICES, LTD., its general partner

By:	/s/ Ann Siebecker as Attorney-in-Fact for David M. Rubenstein
	Name:	David M. Rubenstein
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 28, 2011, by and among DBD Cayman Holdings, Ltd., DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P.

99.2	Power of Attorney.

99.3	Investment Agreement, dated as of November 4, 2010, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 5, 2010 and incorporated herein by reference).

99.4	Amendment No. 1, dated as of December 20, 2010, to the Investment Agreement, dated as of November 4, 2010, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 21, 2010 and incorporated herein by reference).

99.5	Amendment No. 2, dated as of February 10, 2011, to the Investment Agreement, dated as of November 4, 2010, as amended by Amendment No. 1, dated as of December 20, 2010, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 11, 2011 and incorporated herein by reference).